     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 26, 2002

                                                      REGISTRATION NO. 333-83376
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                         POST-EFFECTIVE AMENDMENT NO. 2
                                       TO

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                         MAGNUM HUNTER RESOURCES, INC.
             (Exact name of registrant as specified in its charter)

            NEVADA                           1311                         87-0462881
(State or other jurisdiction of  (Primary Standard Industrial          (I.R.S. Employer
incorporation or organization)    Classification Code Number)         Identification No.)

                             ---------------------

                                                             MORGAN F. JOHNSTON
                                               VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
    600 EAST LAS COLINAS BLVD., SUITE 1100         600 EAST LAS COLINAS BLVD., SUITE 1100
             IRVING, TEXAS 75039                            IRVING, TEXAS 75039
                (972) 401-0752                           TELEPHONE: (972) 401-0752
 (Address, including zip code, and telephone             FACSIMILE: (972) 443-6470
              number, including                   (Name, address, including zip code, and
area code, of registrant's principal executive               telephone number,
                   offices)                      including area code, of agent for service)

                             ---------------------
                                   Copies to:

                               DAVID E. MORRISON
                                MATTHEW D. PIPES
                          FULBRIGHT & JAWORSKI L.L.P.
                          2200 ROSS AVENUE, SUITE 2800
                              DALLAS, TEXAS 75201
                           TELEPHONE: (214) 855-8000
                           FACSIMILE: (214) 855-8200
                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS POST-EFFECTIVE AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS POST-EFFECTIVE AMENDMENT NO. 2 SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(c) of the Securities Act of 1933 or until the post-effective amendment no. 2 shall become effective on such date as the SEC, acting pursuant to said Section 8(c), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this document is not complete and may change. We may not sell these securities until the post-effective amendment to registration statement filed with the Securities and Exchange Commission is effective. This document is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where these activities are not permitted.

                   SUBJECT TO COMPLETION, DATED JULY 26, 2002

PROSPECTUS

                  9,558,403 WARRANTS TO PURCHASE COMMON STOCK
                        4,218,241 SHARES OF COMMON STOCK

                              (MAGNUM HUNTER LOGO)

                         MAGNUM HUNTER RESOURCES, INC.
                     600 EAST LAS COLINAS BLVD., SUITE 1100
                              IRVING, TEXAS 75039
                                 (972) 401-0752

    This document relates to 11,811,073 outstanding warrants to acquire up to 4,218,241 shares of common stock of Magnum Hunter Resources, Inc. Prior to our merger with Prize Energy Corp., these warrants were exercisable for Prize common stock. As a result of our merger with Prize Energy Corp., each of these warrants automatically converted into the right to receive, after payment of the $4.00 exercise price, one-seventh of the merger consideration attributable to one share of Prize common stock. The merger consideration attributable to one share of Prize common stock was 2.5 shares of Magnum Hunter common stock and $5.20. Accordingly, seven warrants will need to be exercised at an aggregate exercise price of $28.00 to acquire the merger consideration attributable to one share of Prize common stock. More specifically, for every seven warrants exercised, warrantholders will receive 2.5 shares of Magnum Hunter common stock and $5.20. The exercise price of the warrants and the number of shares of Magnum Hunter common stock are subject to adjustment in the event of stock dividends, stock splits, reclassifications and other events.

    Under this document, the holders of 9,558,403 of these warrants may offer and sell either their warrants, which we refer to in this document as the "resale warrants," or the 3,413,716 shares of our common stock issuable upon exercise of their resale warrants. This document also covers the issuance of 3,413,716 shares of our common stock to be issued pursuant to the exercise of any resale warrants that have been sold prior to exercise.

    In addition, this document covers the issuance of 804,525 shares upon exercise of the remaining 2,252,670 warrants, which we refer to as the "non-resale warrants." Neither the offer nor sale of the non-resale warrants themselves is covered under this document.

    Our common stock is listed on the New York Stock Exchange under the symbol "MHR." The non-resale warrants are listed on the American Stock Exchange under the symbol MHR.WS.B and we have filed an application with the American Stock Exchange to list the resale warrants.
                             ---------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 1 TO READ ABOUT CERTAIN RISKS THAT YOU SHOULD CONSIDER BEFORE SELLING OR EXERCISING YOUR WARRANTS.
                             ---------------------

                                                               PER MAGNUM
                                                              HUNTER SHARE*     TOTAL*
                                                              -------------   -----------
Exercise price..............................................      $9.12       $38,470,358
Proceeds, before expenses, to Magnum Hunter Resources,
  Inc. .....................................................      $9.12       $38,470,358

---------------

* Excludes the portion of the exercise price that is returned to the warrantholder upon exercise of his or her warrants, as payment of the cash consideration in the merger, and the total exercise price and proceeds assume all 11,811,073 warrants are exercised.
                             ---------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS DOCUMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is           , 2002.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
RISK FACTORS..........................    1
DISCLOSURE REGARDING FORWARD-LOOKING
  STATEMENTS..........................   10
DESCRIPTION OF THE WARRANTS...........   10
USE OF PROCEEDS.......................   13
SELLING WARRANTHOLDERS................   13
PLAN OF DISTRIBUTION..................   15

                                        PAGE
                                        ----
FEDERAL INCOME TAX CONSIDERATIONS.....   17
DESCRIPTION OF CAPITAL STOCK..........   20
LEGAL MATTERS.........................   22
EXPERTS...............................   22
IF YOU WOULD LIKE ADDITIONAL
  INFORMATION.........................   23
COMMONLY USED OIL AND GAS TERMS.......   25

     THIS DOCUMENT INCORPORATES BY REFERENCE IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT MAGNUM HUNTER AND PRIZE THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS DOCUMENT. SEE "IF YOU WOULD LIKE ADDITIONAL INFORMATION" FOR A LISTING OF DOCUMENTS INCORPORATED BY REFERENCE. THESE DOCUMENTS ARE AVAILABLE TO ANY PERSON, INCLUDING ANY WARRANTHOLDER OR BENEFICIAL OWNER OF SHARES OF OUR COMMON STOCK, UPON REQUEST DIRECTED TO MICHAEL P. MCINERNEY, VICE PRESIDENT, DEVELOPMENT & INVESTOR RELATIONS, MAGNUM HUNTER RESOURCES, INC., 600 EAST LAS COLINAS BOULEVARD, SUITE 1100, IRVING, TEXAS 75039, TELEPHONE (972) 401-0752.

                                  RISK FACTORS

     In deciding whether to acquire any warrants in connection with this offering, whether to exercise or sell your warrants, and whenever you evaluate our performance and the forward-looking statements in this document, you should carefully consider the following risk factors, as well as the other information contained in this document.

                     RISKS RELATED TO SUBSTANTIAL LEVERAGE

WE HAVE A SIGNIFICANT AMOUNT OF DEBT.

     On March 15, 2002, we completed our merger with Prize Energy Corp. In connection with our merger with Prize, we issued $300 million of 9.6% senior notes due 2012 and established a new credit facility with a borrowing base of $300 million secured by the assets of the combined company. Proceeds from the senior notes offering and borrowings under the new credit facility were used to refinance the outstanding indebtedness under the existing senior credit facilities of both Magnum Hunter and Prize, fund the cash component of the merger consideration in the merger with Prize and pay costs and fees associated with the merger. As a result of the merger, our $140 million of outstanding 10.0% senior notes due 2007, our issuance of $300 million of 9.6% senior notes due 2012 and our entering into the new credit facility, we had outstanding long term debt of approximately $634.9 million as of March 31, 2002 compared to stockholders' equity of approximately $365.3 million. Because we must dedicate a substantial portion of our cash flow from operations to the payment of interest on our debt, that portion of our cash flow is not available for other purposes. The covenants contained in our new credit facility and the indentures relating to our two issuances of senior notes require us to meet financial tests and limit our ability to borrow additional funds or to acquire or dispose of assets. Also, our ability to obtain additional financing in the future may be impaired by our substantial leverage. Additionally, the senior, as opposed to subordinated, status of our 10.0% senior notes due 2007 and 9.6% senior notes due 2012, our high debt to equity ratio, and the pledge of substantially all of our assets as collateral for our new credit facility will, for the foreseeable future, make it difficult for us to obtain financing on an unsecured basis or to obtain secured financing other than "purchase money" indebtedness collateralized by the acquired assets.

WE MAY NOT BE ABLE TO MEET OUR CAPITAL REQUIREMENTS.

     We will need to continue to make substantial capital expenditures for the acquisition, enhancement, exploitation and production of oil and natural gas reserves. Without successful enhancement, exploitation and acquisition activities, our reserves and revenues will decline over time. We intend to finance our capital expenditures, other than significant acquisitions, from internally generated funds provided by operations and borrowings under our new credit facility. Our ability to borrow under the new credit facility in the future may be limited by a redetermination of the borrowing base or our failure to meet certain financial tests under the indentures governing our 10.0% senior notes due 2007 and our 9.6% senior notes due 2012. If our cash flow from operations and availability under our new credit facility are not sufficient to satisfy capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to allow us to fund our continued growth.

OUR NEW CREDIT FACILITY AND THE INDENTURES GOVERNING OUR SENIOR NOTES IMPOSE RESTRICTIONS ON US THAT MAY LIMIT THE DISCRETION OF OUR MANAGEMENT IN OPERATING OUR BUSINESS THAT, IN TURN, COULD IMPAIR OUR ABILITY TO REPAY OUR OBLIGATIONS UNDER THE NOTES.

     Our new credit facility and the indentures governing our senior notes contain various restrictive covenants that limit our management's discretion in operating our business. In particular, these covenants limit our ability to, among other things:

     - incur additional debt;

     - make restricted payments (including paying dividends on, redeeming or repurchasing our capital stock);

     - make investments or acquisitions;

     - grant liens on assets;

     - sell our assets;

     - engage in transactions with affiliates; and

     - merge, consolidate or transfer substantially all of our assets.

Under some circumstances, including if we fail to meet certain financial tests, the indentures governing our senior notes prohibit us from borrowing the full amount of availability under our new credit facility.

     Our new credit facility also requires us to maintain specified financial ratios and satisfy some financial tests. Our ability to maintain or meet these financial ratios and tests may be affected by events beyond our control, including changes in general economic and business conditions, and we cannot assure you that we will maintain or meet these ratios and tests or that the lenders under the new credit facility will waive any failure to meet these ratios or tests. A breach of any of these covenants could result in an event of default under the new credit facility, in which case, the lenders could elect to declare all amounts borrowed under the new credit facility, together with unpaid accrued interest, to be immediately due and payable and to terminate all commitments under the new credit facility. At March 31, 2002, we were not in compliance with the Funded Debt to EBITDA Ratio of our new credit facility. We obtained a waiver from our lenders as of March 31, 2002 and negotiated an amendment to our new credit facility dated July 3, 2002 which adjusted the Funded Debt to EBITDA Ratio (as defined by our new credit facility) to be less restrictive through the quarter ending March 31, 2003. We believe that we will be able to comply with the revised financial covenants in our new credit facility.

                   RISKS RELATING TO THE OIL AND GAS INDUSTRY

A DECREASE IN OIL AND NATURAL GAS PRICES WILL ADVERSELY AFFECT OUR FINANCIAL RESULTS.

     Our revenues, profitability and the carrying value of our oil and gas properties depend substantially upon prevailing prices of, and demand for, oil and gas and the costs of acquiring, finding, developing and producing reserves. Oil and gas prices also substantially affect our ability to maintain or increase our borrowing capacity, to repay current or future indebtedness, and to obtain additional capital on attractive terms. Historically, the markets for oil and gas have been volatile and are likely to continue to be volatile in the future. In 1999 and 2000, oil and natural gas prices increased compared to prices in the previous two years. However, beginning in mid-2001, oil and natural gas prices began declining. Prices for oil and gas fluctuate widely in response to:

     - relatively minor changes in the supply of, and demand for, oil and gas;

     - market uncertainty; and

     - a variety of additional factors, all of which are beyond our control.

     These additional factors include domestic and foreign political conditions, the price and availability of domestic and imported oil and gas, the level of consumer and industrial demand, weather, domestic and foreign government relations, the price and availability of alternative fuels and overall economic conditions. Also, our ability to market our production depends in part upon the availability, proximity and capacity of gathering systems, pipelines and processing facilities. Volatility in oil and gas prices could affect our ability to market our production through such systems, pipelines or facilities. Currently, we sell substantially all our gas production to gas marketing firms or end users either on the spot market on a month-to-month basis at prevailing spot market prices or under long-term contracts based on current spot market prices.

     Under the full cost accounting method, we are required to take a non-cash charge against earnings if capitalized costs of acquisition, exploration and development, net of depletion, depreciation and amortization, less deferred income taxes, exceed the present value of our proved reserves and the lower of cost or fair value of unproved properties after income tax effects. Once incurred, a write-down of oil and gas properties is not reversible at a later date even if oil and gas prices increase.

     At December 31, 2000, NYMEX prices were $26.80 per Bbl for oil and $9.78 per Mcf for gas. At December 31, 2001, NYMEX prices were $19.78 per Bbl for oil, a decline of 26% from year-end 2000, and $2.72 per Mcf for gas, a decline of 72% from year-end 2000. Our capitalized costs exceeded the PV-10 limitation utilizing commodity prices in effect at December 31, 2001 under the full cost method of accounting by $76.0 million. However, no writedown for impairment of our oil and gas properties was required, due to higher oil and gas prices that were recorded in the market subsequent to December 31, 2001.

YOU SHOULD NOT PLACE UNDUE RELIANCE ON OUR RESERVE DATA BECAUSE THEY ARE ESTIMATES.

     This document incorporates by reference estimates of our oil and gas reserves and the future net cash flows that were prepared by independent petroleum consultants as of December 31, 2001. There are numerous uncertainties inherent in estimating quantities of proved reserves of oil and natural gas and in projecting future rates of production and the timing of development expenditures, including many factors beyond our control. The estimates incorporated by reference into this document rely on various assumptions, including, for example, constant oil and gas prices, operating expenses, capital expenditures and the availability of funds, and are therefore inherently imprecise indications of future net cash flows. Actual future production, cash flows, taxes, operating expenses, development expenditures and quantities of recoverable oil and gas reserves may vary substantially from those assumed in the estimates. Any significant variance in these assumptions could materially affect the estimated quantity and value of reserves.

MAINTAINING RESERVES AND REVENUES IN THE FUTURE DEPENDS ON SUCCESSFUL EXPLORATION AND DEVELOPMENT.

     Our future success depends upon our ability to find or acquire additional oil and gas reserves that are economically recoverable. Unless we successfully explore or develop or acquire properties containing proved reserves, our proved reserves will generally decline as we produce them. The decline rate varies depending upon reservoir characteristics and other factors. Our future oil and gas reserves and production, and, therefore, cash flow and income, depend greatly upon our success in exploiting our current reserves and acquiring or finding additional reserves. We cannot assure you that our planned development projects and acquisition activities will result in significant additional reserves or that we will successfully drill productive wells at economic returns to replace our current and future production.

OUR EXPLORATION AND DEVELOPMENT ACTIVITIES ARE SUBJECT TO SIGNIFICANT RISKS.

     Our oil and gas business involves a variety of operating risks, including unexpected formations or pressures, uncontrollable flows of oil, gas, brine or well fluids into the environment (including groundwater contamination), blowouts, fires, explosions, pollution, marine hazards and other risks, any of which could cause personal injuries, loss of life, damage to properties and substantial losses.

     We cannot assure you that the new wells we drill will be productive or that we will recover all or any portion of our investment in wells drilled. Drilling for oil and natural gas may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce net reserves to return a profit after drilling, operating and other costs. The cost of drilling, completing and operating wells is often uncertain. Numerous factors, including title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment, may curtail, delay or cancel drilling operations.

     We have also recently been more active in offshore exploration and production. Offshore operations are also subject to a variety of operating risks peculiar to the marine environment, such as capsizing, collisions or damage or loss from hurricanes or other adverse weather conditions. These conditions can cause substantial damage to facilities and interrupt production. As a result, we could incur substantial liabilities.

     In accordance with customary industry practices, we maintain insurance against some, but not all, of such risks and losses. Although we carry insurance at levels that we believe are reasonable, we are not fully insured against all risks. We do not carry business interruption insurance except on rare occasions. Losses and liabilities arising from uninsured or under-insured events could materially affect our financial condition and operations.

WE CONDUCT WATERFLOOD PROJECTS AND OTHER SECONDARY RECOVERY OPERATIONS.

     Secondary recovery operations involve certain risks, especially the use of waterflooding techniques. Our inventory of development prospects include waterflood projects. With respect to our properties located in the Permian Basin, we have identified significant potential expenditures related to further developing existing waterfloods. Waterflooding involves significant capital expenditures and uncertainty as to the total amount of recoverable secondary reserves. In waterflood operations, there is generally a delay between the initiation of water injection into a formation containing hydrocarbons and any increase in production. The operating cost per unit of production of waterflood projects is generally higher during the initial phases of such projects due to the purchase of injection water and related costs. Costs are also higher during the later stages of the life of the project as production declines. The degree of success, if any, of any secondary recovery program depends on a large number of factors, including the amount of primary production, the porosity and permeability of the formation, the technique used, the location of injector wells and the spacing of both producing and injector wells.

WE HEDGE OUR OIL AND GAS PRODUCTION.

     Periodically, we have entered into hedging transactions to reduce the effects of fluctuations in crude oil and natural gas prices. At March 31, 2002, we had 72% of our natural gas production and 69% of our crude oil production hedged through December 31, 2002. Our hedging activities, while intended to reduce sensitivity to changes in market prices of oil and gas, are subject to a number of risks including instances in which we or the counterparties to our hedging contracts fail to perform. Additionally, the fixed price sales and hedging contracts limit the benefits we will realize if actual prices rise above the contract prices.

OUR OPERATIONS ARE SUBJECT TO MANY LAWS AND REGULATIONS.

     The oil and gas industry is heavily regulated. Extensive federal, state, local and foreign laws and regulations relating to the exploration for and development, production, gathering and marketing of oil and gas affect our operations. Some of the regulations set forth standards for discharge permits for drilling operations, drilling and abandonment bonds or other financial responsibility requirements, reports concerning operations, the spacing of wells, unitization and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity to conserve supplies of oil and gas.

     Numerous environmental laws, including but not limited to those governing the management of waste, the protection of water and air quality, the discharge of materials into the environment, and the preservation of natural resources, impact and influence our operations. If we fail to comply with environmental laws regarding the discharge of oil, gas, or other materials into the air, soil or water we may be subject to liabilities to the government and third parties, including civil and criminal penalties. These regulations may require us to incur costs to remedy the discharge. Laws and regulations protecting the environment have become more stringent in recent years, and may, in some circumstances, result in liability for environmental damage regardless of negligence or fault. New laws or regulations, or modifications of or new interpretations of existing laws and regulations, may increase substantially the cost of compliance or adversely affect our oil and gas operations and financial condition. From time to time, we have agreed to indemnify sellers of producing properties against some liabilities for environmental claims associated with these properties. Material indemnity claims may also arise with respect to properties acquired by or from us. While we do not anticipate incurring material costs in connection with environmental compliance and remediation, we cannot guarantee that we will not incur material costs.

MARKETABILITY OF OUR OIL AND NATURAL GAS PRODUCTION MAY BE AFFECTED BY FACTORS BEYOND OUR CONTROL.

     The marketability of our production depends in part upon the availability, proximity and capacity of natural gas gathering systems, pipelines and processing facilities. Most of our natural gas is delivered through gathering systems and pipelines that we do not own. Federal and state regulation of oil and natural gas production and transportation, tax and energy policies, changes in supply and demand and general economic conditions all could adversely affect our ability to produce and market our oil and natural gas.

OUR ACQUISITIONS INVOLVE CERTAIN RISKS.

     We have grown primarily through acquisitions and intend to continue acquiring oil and gas properties in the future. Although we review and analyze the properties that we acquire, such reviews are subject to uncertainties. It generally is not possible to review in detail every individual property involved in an acquisition. Our assessments of matters such as recoverable reserves and potential environmental liabilities is necessarily inexact. We do not always conduct inspections on every well, and ordinarily focus our review on the higher-valued properties. However, even a detailed review of all properties and records may not reveal existing or potential problems, and inspection of a specific well might not result in detection of potential problems, such as mechanical integrity of equipment and environmental conditions, that may require significant remedial expenditures.

     As the merger with Prize demonstrates, we have begun to focus our acquisition efforts on larger packages of oil and gas properties. Acquisitions of larger oil and gas properties may involve substantially higher costs and may pose additional issues regarding operations and management. We cannot assure you that we will be able to successfully integrate all of the oil and gas properties that we acquire into our operations or that we will achieve desired profitability objectives.

WE ARE SUBJECT TO SUBSTANTIAL COMPETITION.

     We encounter substantial competition in acquiring properties, drilling for new reserves, marketing oil and gas, securing trained personnel and operating our properties. Many competitors have financial and other resources that substantially exceed our resources. Our competitors in acquisitions, development, exploration and production include major oil companies, natural gas utilities, numerous independents, individual proprietors and others. Our competitors may be able to pay more for desirable leases and may be able to evaluate, bid for and purchase a greater number of properties or prospects than our financial or personnel resources will permit.

OUR BUSINESS MAY BE ADVERSELY AFFECTED IF WE LOSE OUR KEY PERSONNEL.

     We depend greatly upon three key individuals within our management: Gary C. Evans, Richard R. Frazier and Charles R. Erwin. The loss of the services of any of these individuals could materially impact our operations.

CERTAIN OF OUR PRINCIPAL STOCKHOLDERS CAN SIGNIFICANTLY INFLUENCE ALL MATTERS REQUIRING THE APPROVAL OF OUR STOCKHOLDERS, AND THEIR INTERESTS IN OUR BUSINESS MAY BE DIFFERENT THAN YOURS.

     Natural Gas Partners V, L.P. owned approximately 19.4% of our outstanding common stock as of July 1, 2002. As a result of this voting power, this stockholder has the ability to significantly influence the outcome of substantially all matters which may be put to a vote of our stockholders, including the election of our directors, amendments to our articles of incorporation and bylaws and approval of significant corporate transactions, including mergers and sales of substantially all of our assets. This may also delay or prevent a change in our management or voting control. You should consider that the interests of Natural Gas Partners V, L.P. as an equity investor will likely differ from your interests in material respects.

                  RISKS ASSOCIATED WITH OUR MERGER WITH PRIZE

WE MAY NOT ACHIEVE THE EXPECTED BENEFITS OF THE MERGER.

     The merger with Prize was intended to achieve specific goals. The likelihood of achieving those goals represented the subjective judgment of our senior management and board of directors. Some of those goals may not be achieved or, if achieved, may not be achieved in the time frame in which they were expected. Whether the combined company will actually realize these anticipated benefits depends on future events and circumstances beyond the control of the combined company, including the following:

     - A decline in economic conditions in general or in the oil and gas industry in particular could cause our combined company to fail to meet the expectations of our board of directors for revenue, earnings and cash flow.

     - Differing opinions of securities analysts and investors regarding the prospects for our combined company's business and our future financial condition could reduce the likelihood that our combined company will enjoy the hoped-for increase in stock market valuation multiples relative to the stock market valuation multiples of smaller competitors.

     - The other risk factors discussed below may prevent the achievement of the believed advantages of the merger.

     Because of these and other factors, it is possible that our combined company will not realize some or all of the expected benefits of the merger.

WE MAY FACE DIFFICULTIES IN INTEGRATING THE OPERATIONS OF MAGNUM HUNTER AND
PRIZE.

     Before the merger, Magnum Hunter and Prize operated separately and Magnum Hunter's management team had no experience in running the combined business. We may not be able to integrate all of the operations of Magnum Hunter and Prize within the time frame anticipated and without an unexpected loss of key employees, customers or suppliers, a loss of revenues, an increase in operating or other costs or other difficulties. In addition, we may not be able to realize all of the operating efficiencies, synergies, cost savings or other benefits originally anticipated from the merger. Any unexpected costs or delays incurred in connection with the integration could have an adverse effect on our business, results of operations or financial condition.

AS A RESULT OF THE MERGER WITH PRIZE, OUR RISK PROFILE IS DIFFERENT FROM THAT OF MAGNUM HUNTER AND PRIZE BEFORE THE MERGER.

     We were relatively more active in onshore exploration and in offshore exploration and production than Prize, which did not engage in these activities. As a result, the combined company will have a different risk profile than either company had before the merger.

     The combined company's oil and gas business involves a variety of operating risks, including unexpected formations or pressures, uncontrollable flows of oil, gas, brine or well fluids into the environment (including groundwater contamination), blowouts, fires, explosions, pollution, marine hazards and other risks, any of which could cause personal injuries, loss of life, damage to properties and substantial losses. Although we carry, and will continue to carry, insurance at levels that we believe are reasonable, we will not be fully insured against all risks. We will not carry business interruption insurance except on rare occasions. Losses and liabilities arising from uninsured or under-insured events could materially affect the combined company's financial condition and operations.

THE PRICE OF OUR COMMON STOCK MAY DECLINE AS A RESULT OF THE MERGER WITH PRIZE.

     The number of issued shares of Magnum Hunter common stock increased substantially as a result of the merger with Prize, from 35,972,484 shares on March 1, 2002 to approximately 70,065,447 shares as of March 15, 2002, after taking into account the merger and assuming no warrants or options were exercised. If holders of a significant number of these new shares elect not to retain their shares, the market price of our common stock may vary sharply or decline for reasons unrelated to the financial performance of the combined company.

                  RISKS RELATED TO MAGNUM HUNTER COMMON STOCK

THE MARKET PRICE OF OUR COMMON STOCK AND OUR ABILITY TO RAISE EQUITY COULD BE ADVERSELY AFFECTED BY SALES OF SUBSTANTIAL AMOUNTS OF COMMON STOCK IN THE PUBLIC MARKET OR THE PERCEPTION THAT SUCH SALES COULD OCCUR.

     A substantial number of our shares are issuable upon the exercise of options and warrants. A substantial number of shares will be available for sale by our management and their affiliates under Rule 144. As a result of the merger with Prize, we registered a substantial number of our shares under a shelf registration statement we filed with the SEC covering the shares that some of the members of Prize's management and Natural Gas Partners V, L.P. received in the merger. In addition, we have a substantial number of shares that are freely transferable without restriction.

     If all 11,811,073 warrants are exercised, we will issue up to a total of 4,218,241 new shares of common stock. We would then have approximately 72,688,238 shares of common stock issued and outstanding as of July 1, 2002, after giving effect to the exercise of all 11,811,073 warrants, assuming no other issuances. The possibility that substantial amounts of common stock may be sold in the public market may adversely affect prevailing and future market prices for our common stock and could impair our ability to raise capital through the sale of equity securities in the future.

WE HAVE NEVER PAID CASH DIVIDENDS ON OUR COMMON STOCK.

     We have not previously paid any cash dividends on our common stock and we do not anticipate paying cash dividends on our common stock in the foreseeable future. We intend to reinvest all available funds for the development of our business. In addition, our new credit facility and the indentures governing our 10.0% senior notes due 2007 and our 9.6% senior notes due 2012 restrict the payment of cash dividends on some types of securities.

WE HAVE OUTSTANDING PREFERRED STOCK AND HAVE THE ABILITY TO ISSUE MORE.

     Our common stock is subordinate to all outstanding classes of preferred stock in the payment of dividends and other distributions made with respect to the common stock, including distributions upon liquidation or dissolution of Magnum Hunter. Our board of directors is authorized to issue up to 10,000,000 shares of preferred stock without first obtaining stockholder approval, except in limited circumstances. We have previously issued several series of preferred stock, although only the 1996 Series A Convertible Preferred Stock is currently outstanding. If we designate or issue other series of preferred stock, it will create additional securities that will have dividend and liquidation preferences over the common stock. If we issue convertible preferred stock, a subsequent conversion may dilute the current common stockholders' interest.

ANTI-TAKEOVER PROVISIONS MAY AFFECT YOUR RIGHTS AS A STOCKHOLDER.

     Our articles of incorporation and bylaws and Nevada law include provisions that may encourage persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include authorized "blank check" preferred stock, restrictions, under some circumstances, on business combinations with stockholders who own 10.0% or more of our common stock and restrictions, under some circumstances, on a stockholder's ability to vote the shares of our common stock it owns when it crosses specified thresholds of ownership. Our ability to issue preferred stock may also delay or prevent a change in control of Magnum Hunter without further stockholder action and may adversely affect the rights and powers, including voting rights, of the holders of common stock. Under some circumstances, the issuance of preferred stock could depress the market price of our common stock.

     In addition, in January 1998 we adopted a stockholder rights plan. Under the stockholder rights plan, the rights initially represent the right to purchase one one-hundredth of a share of 1998 Series A Junior Participating Preferred Stock for $35.00. The rights become exercisable only if a person or a group acquires or commences a tender offer for 15% or more of our common stock, a so-called "acquiring person." The stockholder rights plan was amended so that Natural Gas Partners V, L.P. would not be considered an "acquiring person" by reason of the merger with Prize. Until these rights become exercisable, they attach to and trade with our common stock. The rights issued under the stockholder rights plan expire January 20, 2008.

     In addition, a change of control, as defined under the indentures relating to our senior notes, would entitle the holders of those notes to put those notes to us under the indentures and would entitle the lenders to accelerate payment of outstanding indebtedness under our new credit facility. Both of these events could discourage takeover attempts by making such attempts more expensive.

                         RISKS RELATING TO THE WARRANTS

IF YOU DO NOT EXERCISE YOUR WARRANTS, ANY OWNERSHIP INTEREST YOU HAVE IN MAGNUM HUNTER MAY BE DILUTED.

     If you own shares of Magnum Hunter common stock and do not exercise any of your warrants, you may experience dilution of your percentage ownership in and the aggregate book value of our common stock, if any, relative to stockholders who exercise their warrants. The sale of the warrants may not compensate you for all or any part of any reduction in the market value of your common stock, if any, resulting from the exercise of the warrants. Warrantholders who do not exercise or sell their warrants will relinquish any value inherent in the warrants.

YOU MAY BE UNABLE TO SELL THE WARRANTS.

     You are permitted to sell or transfer your warrants, but we cannot assure you that such a sale will be practicable or profitable. We have filed a listing application with the American Stock Exchange to list the resale warrants. We cannot assure you that the American Stock Exchange will approve our application to list the resale warrants. If you choose to sell your warrants, you will not receive the benefit of exercising your warrants if, prior to the expiration of the warrants, the value of our common stock appreciates above $9.12 per share, which is the price above which the warrants would be "in-the-money" in that the consideration received upon exercise would exceed the exercise price. However, we cannot assure you that you will be able to sell your warrants at all or at a satisfactory price.

THE PRICE OF OUR COMMON STOCK AND THE VALUE OF THE WARRANTS MAY FLUCTUATE SIGNIFICANTLY; THERE IS NO ASSURANCE THE WARRANTS WILL BE "IN-THE-MONEY."

     A variety of events, including quarter-to-quarter variations in operating results, news announcements, general conditions in the oil and gas industry and overall market conditions, could result in significant fluctuations in the market price of our common stock. Such fluctuations could result in corresponding fluctuations in the market price of the warrants. We cannot guarantee that the market price of our common stock will exceed $9.12 per share at any time during or after the warrants exercise period.

YOUR ABILITY TO EXERCISE YOUR WARRANTS DEPENDS ON CERTAIN SECURITIES LAWS COMPLIANCE.

     You will have the right to exercise the warrants only if the issuance of such common stock has been registered or qualified or complies with an exemption from such requirements under the federal securities laws and the securities laws of the states and jurisdictions in which the various warrantholders reside. We intend to keep the registration statement, of which this document forms a part, effective, and we intend to maintain a current prospectus until the expiration date of the warrants, unless in our reasonable judgment the discrepancy between the exercise price of the warrants, on the one hand, and the market price of our common stock, on the other hand, makes it extremely unlikely that the warrants will be exercised. However, we cannot guarantee that we will be able to do so. The warrants may be deprived of any value if a current registration statement covering the underlying common stock is not kept effective or if the issuance of such common stock is not registered or qualified under or otherwise complies with applicable federal and state securities laws.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This document, including the documents incorporated by reference, includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included in this document or the documents incorporated by reference that address activities, events or developments that we expect, project, believe or anticipate will or may occur in the future are forward-looking statements. These include such matters as:

     - benefits, effects or results of the merger with Prize;

     - cost reductions, operating efficiencies or synergies and the integration of operations in connection with the merger with Prize;

     - future stock market valuations;

     - tax and accounting treatment of the merger and the warrants;

     - repayment of debt;

     - business strategies;

     - expansion and growth of operations after the merger with Prize; and

     - future operating results and financial condition.

     We have based these statements on our assumptions and analyses in light of our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. These statements are subject to a number of assumptions, risks and uncertainties, including:

     - general economic and business conditions;

     - prices of oil and gas and industry expectations about future prices;

     - the business opportunities, or lack of opportunities, that may be presented to and pursued by us;

     - the ability to integrate the operations of Magnum Hunter and Prize; and

     - changes in laws or regulations.

     These factors are in addition to the risks described in the "Risk Factors" section of this document and the "Risk Factors" and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of the documents incorporated by reference. Most of these factors are beyond our control. We caution you that forward-looking statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in these statements. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements.

                          DESCRIPTION OF THE WARRANTS

     It is our understanding that the warrants were issued by predecessors of Prize pursuant to two separate warrant agreements, the material terms of which are identical. Of the 11,811,073 total warrants, 2,252,670 warrants were issued pursuant to a warrant agreement dated November 1, 1990, between Midland Resources, Inc., a predecessor of Prize through merger, and Stock Transfer Company of America, Inc., as warrant agent. The remaining 9,558,403 warrants were issued pursuant to a warrant agreement dated October 28, 1998 between Vista Energy Resources, Inc., a predecessor of Prize through merger, and American Stock Transfer & Trust Company, as warrant agent, in private transactions that were not subject to the registration requirements of the Securities Act. Prize subsequently registered the resale of these warrants under the Securities Act pursuant to a registration statement on Form S-3 that became effective on July 23, 2001. All of the 9,558,403 warrants previously registered for resale by Prize may be offered and sold under this document by the holders thereof, which warrants we refer to in this document as the "resale warrants." The 2,252,670 warrants that were issued by Midland Resources, Inc. are referred to in this document as the "non-resale warrants."

     The following is a summary of material provisions of the warrant agreements concerning the resale warrants and the non-resale warrants. This summary does not purport to be complete and is qualified in its entirety by reference to the warrant agreements and the warrants, including the definitions of terms in the warrant agreements.

PRINCIPAL TERMS OF THE WARRANTS

     In accordance with the terms of the warrant agreements, upon completion of our merger with Prize each warrant automatically converted into the right to receive, after payment of the $4.00 exercise price, the portion of the merger consideration attributable to that warrant. The merger consideration consisted of 2.5 shares of Magnum Hunter common stock and $5.20 for each share of Prize common stock. As a result, each warrant now entitles its holder to purchase one-seventh of the per-share merger consideration at an exercise price of $4.00 per warrant. Accordingly, seven warrants must be exercised, at an aggregate exercise price of $28.00, to acquire merger consideration attributable to one share of Prize common stock, or 2.5 shares of Magnum Hunter common stock and $5.20. The exercise price of the warrants and the number of shares of Magnum Hunter common stock issuable upon exercise of the warrants are subject to adjustment as described later in this section. The non-resale warrants are publicly traded on the American Stock Exchange under the symbol MHR.WS.B, and we have filed an application with the American Stock Exchange to list the resale warrants. We cannot assure you that the American Stock Exchange will approve our listing application or that, if approved, a market will develop for the resale warrants.

EXPIRATION DATE

     Unless exercised, the warrants will expire on November 1, 2002.

EXERCISE AND PAYMENT PROCEDURES

     Holders may exercise their warrants by surrendering to American Stock Transfer & Trust Company, the current warrant agent, the warrant certificates evidencing the warrants to be exercised, along with the accompanying election to purchase form, properly completed and executed, and payment of the exercise price. Holders may choose to pay the exercise price by certified or official bank check or bank draft or money order payable to the order of Magnum Hunter. Upon surrender of the warrant certificate and payment of the exercise price, plus any applicable transfer taxes, the warrant agent will deliver or cause to be delivered, to or upon the written order of the holder, stock certificates representing the number of whole shares of our common stock to which such holder is entitled under the warrants and the applicable warrant agreement. The warrant agent will also deliver the amount of cash consideration, equaling $5.20 for every seven warrants exercised, payable by virtue of the merger and, if applicable, any cash payment to adjust for fractional shares of common stock issuable upon the exercise. If less than all of the warrants evidenced by a warrant certificate are exercised, the warrant agent will issue a new warrant certificate for the unexercised warrants.

FRACTIONAL SHARES WILL NOT BE ISSUED

     We will not issue any fractional shares of common stock upon exercise of the warrants. When a warrantholder exercises warrants that are not exercisable for a whole number of shares of common stock, we will pay to the warrantholder an amount in cash equal to the fractional value of one share of Magnum Hunter common stock, as determined in the merger agreement. The value of the Magnum Hunter shares was established as $7.52, the average of the closing prices on the American Stock Exchange during the 20 trading day period ending on the fourth trading day prior to the merger.

WARRANTHOLDERS DO NOT HAVE COMMON STOCKHOLDER RIGHTS

     The holders of the warrants will have no right to vote on matters we submit to our stockholders and will have no right to receive dividends, unless such warrantholders also hold shares of common stock.

THE EXERCISE PRICE IS SUBJECT TO ADJUSTMENT

     The exercise price of the warrants and the number of shares of Magnum Hunter common stock to be received upon exercise of the warrants are subject to adjustment under certain events, including:

     - the payment by us of dividends or other distributions on our common stock in shares of our common stock;

     - the subdivision, split, combination or reclassification of our common stock;

     - the issuance to all or substantially all the holders of our common stock of rights, options or warrants entitling them, for a period expiring within 45 days after the record date to subscribe for or purchase our common stock, or securities convertible into or exchangeable for our common stock, at a price, or having a conversion or exchange price, per share of less than 95% of the then "current market price" per share of common stock on the record date for such event; and

     - the distribution to all or substantially all the holders of our common stock of any debt securities or assets, other than cash dividends, dividends or distributions of our common stock referred to in the bullet points above and dividends on our common stock payable at the option of the holder in cash or shares of our common stock, securities of any class, other than common stock or securities exchangeable for or convertible into common stock, or rights, options or warrants or exchangeable or convertible securities containing the right to subscribe for or purchase common stock, other than those referred to in the bullet point above.

     "Current market price" means, so long as our common stock is listed on a national securities exchange, the average of the daily last reported sale prices over 15 consecutive trading days commencing 20 trading days immediately before the date of determination. If our common stock is not listed on a national securities exchange, then "current market price" means the average of the mean between the closing bid and closing asked prices in the over-the-counter market as reported by Nasdaq or, if not so reported, then by The National Quotation Bureau, Inc. or an equivalent reporting service, for the 15 consecutive trading days commencing 20 trading days immediately before the date of determination.

     Each warrant shall be exercisable for the right to receive the kind and amount of shares of stock or other securities or property to which the holder would have been entitled, had the holder exercised his or her warrants immediately prior to any:

     - sale of all or substantially all of our properties and assets;

     - merger, consolidation or amalgamation of our company with any other entity;

     - capital reorganization; or

     - reclassification of our common stock.

     In addition, the entity formed by or surviving any merger, consolidation or amalgamation, if other than Magnum Hunter, or to which the sale shall have been made, must assume all of our obligations under the warrant agreements and the warrants.

WE HAVE RESERVED SUFFICIENT SHARES

     We have authorized and reserved for issuance the number of shares of our common stock that will be issuable upon the exercise of all outstanding warrants. These shares of common stock, when paid for and issued upon exercise of the warrants, will be duly and validly issued, fully paid and nonassessable, free of preemptive rights and free from all taxes, liens, charges and security interests.

WE MAY AMEND THE WARRANT AGREEMENTS

     From time to time, we and the warrant agent, without the consent of the holders of the warrants, may amend or supplement the warrant agreements in order to:

     - cure any ambiguity;

     - correct or supplement any provision of the warrant agreements which may be defective or inconsistent with any other provisions; or

     - make any other provisions in regard to matters or questions arising under the warrant agreements deemed necessary or desirable that do not adversely affect the rights of any holder.

ADDITIONAL OUTSTANDING WARRANTS

     As of July 26, 2002, we had outstanding warrants covering an aggregate of 644,749 shares of our common stock that were issued to our officers and directors with an exercise price of $6.75 per share. These warrants expire December 31, 2003. Additionally, we distributed to our stockholders of record on January 10, 2002, warrants to purchase 7,228,457 shares of our common stock at an exercise price of $15.00 per share and expiring on March 21, 2005.

                                USE OF PROCEEDS

     We will receive proceeds of $28.00 for every seven warrants that are exercised or total gross proceeds of approximately $47.2 million, less approximately $8.8 million for the cash consideration in the merger payable by us on exercise of the warrants, for total net proceeds to us of approximately $38.5 million, if all 11,811,073 warrants are exercised. Because it would not make sense to exercise a warrant until the price of our common stock exceeds at least $9.12 per share, we do not know when or if we will receive any proceeds from the exercise of these warrants or the amount of any such proceeds. To the extent we do receive proceeds from the exercise of these warrants, we anticipate that the net proceeds will be used for general corporate purposes, which may include, but not be limited to, payments on or refinancings of indebtedness, working capital, capital expenditures and acquisitions.

                             SELLING WARRANTHOLDERS

     The following table sets forth information with respect to the selling warrantholders, the number of resale warrants and shares of our common stock beneficially owned by the selling warrantholders and the number of resale warrants, and shares of our common stock for which such resale warrants are exercisable, that may be offered and sold under this document based on information provided by our transfer agent, American Stock Transfer & Trust Company, as of July 1, 2002. The number of shares of our common stock set forth below for each selling warrantholder includes the shares that are issuable upon full exercise of his or her resale warrants. The percent of beneficial ownership is based on 72,688,238 shares of our common stock outstanding as of July 1, 2002, after giving effect to the exercise of all 11,811,073 warrants, assuming no other issuances. The following table does not include any information with respect to the non-resale warrants. See "Plan of Distribution."

     Under this document, the holders of 9,558,403 warrants may offer and sell their warrants or the shares of our common stock for which such warrants are exercisable. Because the selling warrantholders may, under this document, offer all or some portion of their warrants for sale, no estimate can be given as to the number of warrants or shares of common stock issuable upon exercise of such warrants that will be held by the selling warrantholders upon completion of any sales. In addition, we are aware of attempts made by some of the selling warrantholders to sell their warrants on the American Stock Exchange. While we believe that all such attempts have failed, because the warrants were not listed on the American Stock Exchange, the selling warrantholders may have sold, transferred or otherwise disposed of all or any portion of their warrants outside of the American Stock Exchange. The selling warrantholders may also own non-resale warrants, warrants issued by us to our stockholders of record on January 10, 2002 or additional shares of our common stock held in street name. See "Plan of Distribution."

                                             RESALE WARRANTS                     COMMON STOCK
                                       ----------------------------   -----------------------------------
                                           NUMBER          TOTAL      NUMBER OF   TOTAL NUMBER
                                         OWNED PRIOR     NUMBER TO     SHARES     OF SHARES TO    PERCENT
NAME OF SELLING WARRANTHOLDER          TO THE OFFERING   BE OFFERED     OWNED     BE OFFERED(1)    OWNED
-----------------------------          ---------------   ----------   ---------   -------------   -------
Natural Gas Partners III, L.P.(2)....     3,521,841      3,521,841    1,257,800     1,257,800       1.7
Natural Gas Partners II, L.P.(2).....     2,576,760      2,576,760      920,271       920,271       1.3
Steven D. Gray(3)....................       632,838        632,838      226,014       226,014         *
C. Randall Hill(3)...................       632,838        632,838      226,014       226,014         *
R. Cory Richards(3)..................       352,919        352,919      126,043       126,043         *
Thomas O. Hicks......................       185,746        185,746       66,338        66,338         *
Sam R. Brock.........................       181,250        181,250       64,732        64,732         *
Darrell M. Dillard...................       181,250        181,250       64,744        64,732         *
Robert R. Donnelly...................       181,250        181,250       64,837        64,732         *
Wayne M. Whitaker....................       181,250        181,250       64,732        64,732         *
Marilyn D. Wade......................       143,500        143,500       51,250        51,250         *
John Q. Adams(3).....................       126,875        126,875       45,313        45,313         *
John R. Muse.........................       123,822        123,822       44,222        44,222         *
Jack D. Furst........................       123,822        123,822       44,222        44,222         *
Warren L. Gray.......................        61,899         61,899       22,107        22,107         *
TOH, Jr. Ventures, Ltd. .............        46,431         46,431       39,633        16,583         *
Mack H. Hicks 1984 Trust.............        46,431         46,431       16,583        16,583         *
John A. Hicks 1984 Trust.............        46,431         46,431       16,583        16,583         *
Robert B. Hicks 1984 Trust...........        46,431         46,431       16,583        16,583         *
Lawrence D. Stuart, Jr. .............        30,987         30,987       11,067        11,067         *
R. Scott Cohen.......................        24,774         24,774        8,848         8,848         *
D. Keith Mills.......................        21,464         21,464        7,666         7,666         *
John Dollahan........................        16,824         16,824        6,009         6,009         *
Leonard S. Gallegos..................        16,824         16,824        6,009         6,009         *
Russell H. Wickman(3)................        16,824         16,824        6,009         6,009         *
Jerred G. Blanchard, Jr. ............        12,374         12,374        4,419         4,419         *
John P. Lewis........................        12,374         12,374        4,419         4,419         *
Kaitrin Roberts Trust................         4,125          4,125        3,520         1,473         *
John Roberts Trust...................         4,125          4,125        3,520         1,473         *
Kara Roberts Trust...................         4,124          4,124        3,520         1,473         *
                                          ---------      ---------    ---------     ---------       ---
  TOTAL..............................     9,558,403      9,558,403    3,443,027     3,413,716       4.7%
                                          =========      =========    =========     =========       ===

---------------

 *  Less than 1%

(1) The total number of shares of common stock owned includes all shares of our common stock outstanding as of July 1, 2002, including shares that may be acquired by each selling warrantholder by exercising his or her resale warrants.

(2) David R. Albin and Kenneth A. Hersh, each a director of Prize prior to its merger with Magnum Hunter, constitute two of the four managing members of each entity that serves as the ultimate general partner of Natural Gas Partners II, L.P. and Natural Gas Partners III, L.P. They each also own interests in these Natural Gas Partners partnerships.

(3) Prior to the consummation of Prize's acquisition of Vista Energy Resources, Inc. on February 8, 2000, these individuals served Vista Energy Resources in the following capacities:

NAME                                                            POSITION
----                                                            --------
C. Randall Hill...........................  Chief Executive Officer, Chief Financial Officer
                                            and Chairman of the Board
Steven D. Gray............................  President, Chief Operating Officer and Director
John Q. Adams.............................  Director
Russell H. Wickman........................  Land Manager

                              PLAN OF DISTRIBUTION

DISTRIBUTION OF RESALE WARRANTS AND COMMON STOCK ISSUED TO THE HOLDERS OF RESALE WARRANTS

     The resale warrants and shares of our common stock issuable upon exercise of any resale warrants, which we collectively refer to as the "resale securities" in this document, may be sold from time to time by their holders, or by their donees or pledgees selling any resale securities received after the date of this document, subject to restrictions, on any stock exchange or automated interdealer quotation system on which the resale securities are listed, in privately negotiated transactions or otherwise. The resale securities may be sold at market prices prevailing at the time of sale, at prices related to prevailing market prices, at fixed prices that may be changed or at prices otherwise negotiated. The resale securities may be sold by one or more of the following methods, without limitation:

     - block trades in which the broker or dealer so engaged will attempt to sell the resale securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     - purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this document;

     - an exchange distribution in accordance with the rules of any stock exchange on which the resale securities are listed;

     - ordinary brokerage transactions and transactions in which the broker solicits purchases;

     - privately negotiated transactions;

     - short sales;

     - through the writing of options on the resale securities, whether or not the options are listed on an options exchange;

     - through the distribution of the resale securities by the holder of resale securities to its partners, members, or stockholders;

     - one or more underwritten offerings on a firm commitment or best efforts basis; and

     - any combination of any of these methods of sale.

     Holders may also transfer their resale securities by gift. We do not know of any arrangements by the holders of resale securities for the sale of any of the resale securities; however, at least one warrantholder has indicated an interest in gifting some of his warrants to a sufficient number of additional record holders so that the resale warrants may satisfy the original listing standards of the American Stock Exchange.

     Holders may effect these transactions by selling their resale securities directly to purchasers or through or to brokers or dealers, who may receive compensation in the form of discounts, concessions or commissions from such holders, and/or from the purchasers of the resale securities for whom they may act as agent or to whom they may sell as principal, or both (which compensation as to a particular broker or dealer might be in excess of customary commissions). Any brokers and dealers engaged by the holders of resale securities may arrange for other brokers or dealers to participate in effecting sales of the resale securities. These brokers or dealers may act as principals, or as agents of such holders. Broker-dealers may agree with any holder of resale securities to sell a specified number of resale securities at a stipulated price per resale security. If the broker-dealer is unable to sell the resale securities acting as agent for such holders, it may purchase as principal any unsold resale securities at the stipulated price. Broker-dealers who acquire resale securities as principals may then resell the resale securities from time to time in transactions on any stock exchange or automated interdealer quotation system on which such resale securities are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.

     Upon our being notified by a holder of resale securities that any material arrangement has been entered into with a broker-dealer for the sale of any of the resale securities offered by this document through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, to the extent required a prospectus supplement will be filed that will set forth the specific resale securities to be sold and the terms of the offering, including the name or names of any underwriters or dealer-agents, any discounts, commissions and other items constituting compensation from such holders and any discounts, commission or concessions allowed or reallowed or paid to dealers. In addition, upon our being notified that a donee or pledgee intends to sell more than 500 warrants, we will file a prospectus supplement, if required.

     Any of the resale securities covered by this document which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under that rule rather than pursuant to this document.

     We cannot assure you that the holders of resale securities will sell any or all of the resale securities offered by them under this document.

     Holders of resale securities may enter into hedging transactions with broker-dealers, and the broker-dealers may engage in short sales of the resale securities in the course of hedging the positions they assume with such holder, including, without limitation, in connection with distributions of the resale securities by those broker-dealers. A holder of resale securities may enter into option or other transactions with broker-dealers that involve the delivery of the resale securities offered by this document to the broker-dealers, who may then resell or otherwise transfer those resale securities pursuant to this document, as supplemented or amended to reflect the transaction. In addition a holder of resale securities may, from time to time, sell his or her resale securities short, and, in those instances, this document may be delivered in connection with the short sales and the resale securities offered under this document may be used to cover short sales. Holders of resale securities may also pledge the resale securities offered by this document to a broker-dealer or other financial institution, and, upon a default, the broker-dealer or other financial institution may effect sales of the resale securities pursuant to this document (if required, as supplemented or amended to reflect the transaction).

     We will pay all fees and expenses incident to the preparation and filing of the registration statement and this document, including legal and accounting fees and expenses and any printing expenses, except for transfer taxes payable on the sale of the resale securities and the fees and expenses of any holders' counsel and accountants. All underwriting discounts and any selling commissions payable with respect to sales of the resale securities will be paid by the holders of the resale securities. We will receive no part of the proceeds from sales of the resale securities, however, we will receive all proceeds related to the exercise of such warrants. See "Use of Proceeds."

     The holders of the resale securities and any broker-dealer acting in connection with the sale of the resale securities offered by this document may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any discounts, concessions or commissions received by them, which are not expected to exceed those customary in the types of transactions involved, or any profit on resales of the resale securities by them, may be deemed to be underwriting commissions or discounts under the Securities Act. We have advised the holders of the resale securities that the anti-manipulation rules of Regulation M promulgated by the SEC may apply to their sales in the market and have informed them that they will be subject to the prospectus delivery requirements of the Securities Act which may include delivery through the facilities of any national stock exchange pursuant to Rule 153 under the Securities Act. The holders of the resale securities may agree to indemnify any agent, broker or dealer that participates in transactions involving sales of the resale securities against liabilities, including liabilities under the Securities Act.

DISTRIBUTION OF COMMON STOCK

     All 4,218,241 shares of our common stock offered by this document will be sold, if at all, by us directly to warrantholders in connection with their exercise of such warrants.

LISTING OF OUR COMMON STOCK AND THE WARRANTS ON A NATIONAL STOCK EXCHANGE

     Shares of our common stock are listed on the New York Stock Exchange. The 2,252,670 non-resale warrants are listed on the American Stock Exchange, and we have filed an application with the American Stock Exchange to list the resale warrants. We cannot provide you with any assurance that any liquid trading market will develop for the resale warrants or, if developed, that it will be sustained.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following summarizes the material United States federal income tax considerations to you of exercising your warrants, transferring your warrants and allowing your warrants to expire without exercise. This summary is based on current law, which is subject to change at any time, possibly with retroactive effect. This summary is not a complete discussion of all federal income tax consequences of owning the warrants, and, in particular, may not address federal income tax consequences applicable to holders of the warrants subject to special treatment under federal income tax law. In addition, this summary does not address the tax consequences of owning the warrants under applicable state, local or foreign tax laws. This discussion assumes that the warrants and common stock issued to you as a result of the exercise of the warrants constitute capital assets.

     THIS DISCUSSION IS INCLUDED FOR YOUR GENERAL INFORMATION ONLY. YOU SHOULD CONSULT YOUR TAX ADVISOR TO DETERMINE THE TAX CONSEQUENCES TO YOU OF EXERCISING THE WARRANTS, TRANSFERRING THE WARRANTS AND ALLOWING THE WARRANTS TO EXPIRE WITHOUT EXERCISE IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES, INCLUDING ANY STATE, LOCAL AND FOREIGN TAX CONSEQUENCES.

TAXATION OF U.S. WARRANTHOLDERS

     The following summary is a general discussion of certain United States federal income tax consequences applicable under current law to U.S. warrantholders. For purposes of this summary, the term "U.S. warrantholder" means a warrantholder who for United States federal income tax purposes is:

     - a citizen or resident of the United States;

     - a corporation or other entity (other than a partnership) created or organized under the laws of the United States or of any political subdivision thereof;

     - an estate, the income of which is subject to United States federal income taxation regardless of its source;

     - a trust (i) whose administration is subject to the primary supervision of a United States court and that has one or more United States persons who have the authority to control all substantial decisions of the trust, or
       (ii) which has elected to be treated as a "United States person" pursuant to applicable Treasury regulations; or

     - a person whose worldwide income or gain is otherwise subject to United States federal income tax regardless of source or that is otherwise subject to United States federal income taxation on a net income basis.

     TAX BASIS AND HOLDING PERIOD OF WARRANTS. Your tax basis in each warrant will be equal to the tax basis, if any, you had in such warrant immediately after the merger with Prize. Your holding period for a warrant will include the holding period for such warrant immediately after the merger with Prize.

     EXPIRATION OF WARRANTS. Generally, no gain or loss is recognized upon the expiration of a warrant. However, if you have tax basis in a warrant, for example, because you purchased the warrant, recognized income at the time you acquired the warrant or acquired the warrant in a carryover basis transaction, and you allow a warrant to expire without exercise, the expiration will be treated as a sale or exchange of the warrant, and you will recognize a capital loss equal to the amount of your tax basis in the lapsed warrant. Any capital loss recognized will be a long term capital loss if the holding period of the warrant exceeds one year.

     TRANSFER OF WARRANTS. If you sell any of your warrants, you will recognize gain or loss equal to the difference between the sales proceeds and your tax basis, if any, in the warrants sold. If your holding period for the warrants is more than one year, such gain or loss generally will be long-term capital gain or loss.

     EXERCISE OF WARRANTS. Generally, no gain or loss is recognized on the exercise of a warrant because such exercise results only in the issuance of a security. In the case of the exercise of these warrants, however, you will receive both shares of common stock and cash. Although no clear answer exists, arguably the cash received should be treated as a reduction in the exercise price. In that event, you would recognize no gain or loss on the exercise of the warrant and the tax basis in the shares of common stock received by you on the exercise would be equal to the sum of your tax basis, if any, in the warrant exercised and the price paid for those shares less the amount of cash received by you on the exercise. The Internal Revenue Service, however, may assert that you have a taxable event as a result of the exercise, and that you must recognize income equal to the lesser of the gain realized on the exercise and the amount of cash received on the exercise. Arguably, any such recognized income should be treated as a capital gain, and your tax basis in the shares of common stock received by you on the exercise would be equal to (x) the sum of your tax basis, if any, in the warrant exercised, the price paid for those shares and the recognized gain less (y) the amount of cash received by you on the exercise of the warrant. The holding period of the shares of common stock purchased through the exercise of warrants will begin on the date that you exercise your warrants. If you receive cash in lieu of a fractional share of common stock on the exercise of a warrant, you may be required to recognize income with respect to some or all of such cash.

     ADJUSTMENTS. Under Section 305 of the Internal Revenue Code, you may be treated as receiving a deemed distribution of stock if the number of shares of common stock which you may acquire by exercising your warrant is adjusted or if the exercise price of your warrants is adjusted and the adjustment increases your proportionate interest in our earnings and profits or assets. However, an adjustment made pursuant to a bona fide formula that has the effect of preventing dilution of the interest of the warrantholders generally will not result in a deemed distribution. The warrants have certain provisions allowing for a reduction in the exercise price of the warrants. Any such reduction is expected to be treated as a deemed distribution of stock to the warrantholders. Such a distribution may be treated as a distribution under Section 301 of the Internal Revenue Code. In such a case, the distribution would be taxable as a dividend to the extent of our current and accumulated earnings and profits in the year of the distribution, then as a tax-free return of capital to the extent of the holder's basis in the warrant and thereafter as capital gain from the sale or exchange of such warrant. Whether or not the distribution is treated as a distribution under Section 301 of the Internal Revenue Code will depend, in part, on the facts surrounding the distribution, including whether we pay cash dividends or make other Section 301 distributions within 36 months of the distribution.

     INFORMATION REPORTING AND BACKUP WITHHOLDING. In general, information reporting requirements may apply to dividend payments on common stock received when you exercise your warrants and to payments on the proceeds of a sale of the warrants or common stock. A 30% (or lesser percent for years after 2002) backup withholding tax may apply to these payments unless you:

     - are a corporation or come within certain other exempt categories and, when required, demonstrate your exemption; or

     - provide a correct taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the requirements of the backup withholding rules.

     In addition, if shares of the common stock you acquire when you exercise your warrants are sold to, or through, a "broker," the broker may be required to withhold 30% (or lesser percent for years after 2002) of the entire sales price, unless either:

     - the broker determines that you are a corporation or other exempt recipient; or

     - you provide, in the required manner, certain identifying information.

     This type of sale must also be reported by the broker to the Internal Revenue Service, unless the broker determines that you are an exempt recipient. The term "broker" as defined in the Treasury regulations includes all persons who, in the ordinary course of their business, stand ready to effect sales made by others.

     Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a credit against your United States federal income tax, provided that the required information is furnished to the Internal Revenue Service.

TAXATION OF NON-U.S. WARRANTHOLDERS

     The following discussion is limited to the United States federal income tax consequences relevant to a warrantholder who is not a U.S. warrantholder.

     TRANSFER OF WARRANTS OR COMMON STOCK. You generally will not be subject to United States federal income tax or withholding tax on gain realized on the sale or exchange of the warrants or the shares of common stock unless:

     - the gain is effectively connected with the conduct of your United States trade or business;

     - if you are an individual, you are present in the United States for a period or periods aggregating 183 days or more during the taxable year of the transfer and certain other circumstances are present;

     - you are subject to tax pursuant to the provisions of the Internal Revenue Code applicable to certain U.S. expatriates; or

     - the gain is subject to tax under Section 897 of the Internal Revenue Code regarding "United States real property interests."

     In the case of certain publicly traded companies, such as Magnum Hunter, the rules applicable to U.S. real property interests apply only in the case of a "5% owner," that is, a person who, at some time during the shorter of the period during which the taxpayer held such interest or the five-year period ending on the date of the disposition of such interest, held or was deemed to hold more than 5% of such stock. Thus, unless you are a 5% owner, you should not be subject to United States federal income tax or withholding tax under Section 897 of the Internal Revenue Code on the amount of gain you realize on the sale or exchange of the warrants or the common stock. If you are subject to United States federal income tax or withholding tax under another exception, you will be subject to the rules discussed in the section above entitled "Taxation of U.S. Warrantholders," except for certain rules related to dividends and branch profits tax discussed below.

     DIVIDENDS ON COMMON STOCK. Generally, dividends received by you with respect to the common stock you receive when you exercise your warrants will be subject to United States withholding tax at a rate of 30% of the gross amount of the dividend. This rate may be reduced by an applicable income tax treaty and compliance with certain requirements that document your entitlement to the benefits of the treaty. If the dividends are effectively connected with the conduct of a U.S. trade or business by you, the dividends will be taxed at the graduated rates applicable to U.S. citizens, resident aliens, and domestic corporations and would not be subject to United States withholding tax if you give an appropriate statement to the withholding agent prior to payment of the dividend. Certain Treasury regulations provide alternative methods for establishing exemptions from or reductions of withholding on payments to foreign persons, including exemptions for payments through certain qualified intermediaries.

     BRANCH PROFITS TAX. If you are a foreign corporation, you may be subject to an additional branch profits tax at a rate of 30% or lower treaty rate on dividends or capital gains that are effectively connected to the conduct of a U.S. trade or business. You should consult applicable income tax treaties, which may include different rules, subject to compliance with certain requirements that document your entitlement to treaty benefits.

     INFORMATION REPORTING AND BACKUP WITHHOLDING. Backup withholding, which generally is a withholding tax imposed at the rate of 30% (or lesser percent for years after 2002) on payments to persons that fail to furnish certain required information, and information reporting will not apply to payments of dividends or payments made of the proceeds from the disposition of warrants or common stock to or through the U.S. office of any broker if you certify to your non-U.S. status under penalties of perjury or otherwise establish an exemption. This assumes that the payor does not have actual knowledge that you are a U.S. person or that the conditions of any other exemption are not, in fact, satisfied.

     We must report annually to the Internal Revenue Service and to each of you any dividends that are subject to withholding or that are exempt from U.S. withholding tax. Copies of these information returns may also be made available, under the provisions of a specific treaty or agreement, to the tax authorities of the country in which you reside.

     Any amounts withheld under the backup withholding rules from a payment to you generally should be allowed as a refund or a credit against your United States federal income tax liability, provided that the requisite procedures are followed.

TAXATION OF MAGNUM HUNTER RESOURCES, INC.

     We will not recognize any gain, other income or loss upon the lapse of the warrants, or the receipt of payment for shares of common stock upon exercise of the warrants.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of our common stock, preferred stock, articles of incorporation and bylaws is a summary only and is subject to the complete text of our articles of incorporation, bylaws and rights agreement. You are encouraged to read those documents carefully.

COMMON STOCK

     We are authorized to issue up to 200,000,000 shares of common stock, par value $0.002 per share. As of July 1, 2002, 68,469,997 shares were issued and outstanding, and 17,329,081 shares were reserved for issuance upon the exercise of certain outstanding options and warrants, including the 4,218,241 shares of common stock issuable upon exercise of the resale warrants and the non-resale warrants. The holders of our common stock are entitled to equal dividends and distributions, per share, with respect to the common stock when, as and if declared by our board of directors from funds legally available for payment. No holder of any shares of our common stock has a preemptive right to subscribe for any of our securities, and no shares of our common stock are subject to redemption or convertible into other of our securities. Upon liquidation, dissolution or winding up of Magnum Hunter, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of our common stock. Holders of our common stock do not have cumulative voting rights, so that holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors, if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any members of our board of directors.

PREFERRED STOCK

     Under our articles of incorporation, as amended, our board of directors has the power, generally without further action by the holders of our common stock, to issue up to 10,000,000 shares of preferred stock, par value $.001, in one or more series as designated by our board of directors and to designate the relative rights and preferences of our preferred stock. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive to the interest of the holders of our common stock or other series of our preferred stock. The preferred stock will, when issued, be fully paid and non-assessable.

     Of the 10,000,000 shares of $.001 par value preferred stock Magnum Hunter is authorized to issue, 216,000 shares have been designated as Series A Preferred Stock, 925,000 shares have been designated as Series B Preferred Stock, 625,000 shares have been designated as Series C Preferred Stock, 1,000,000 shares have been designated as 1996 Series A Convertible Preferred Stock and 50,000 shares have been designated as 1999 Series A 8% Convertible Preferred Stock, although only the 1996 Series A Convertible Preferred Stock was outstanding as of July 26, 2002. In connection with our stockholders' rights plan, the board of directors also designated 500,000 shares of preferred stock as 1998 Series A Junior Participating Preferred Stock upon certain triggering events under our stockholder rights plan.

     As of July 26, 2002, there were outstanding 1,000,000 shares of our 1996 Series A Convertible Preferred Stock, all of which were held by our subsidiary, Bluebird Energy, Inc. The shares have a stated and liquidation value of $10.00 per share and pay a fixed annual cumulative dividend of 8.75% payable quarterly in arrears. The shares are convertible into shares of our common stock at a conversion price of $5.25 per share, subject to adjustments. We have an option to exchange these shares into convertible subordinated debentures of equivalent value. The holders of these shares also have the right to require us to redeem all or any part of the shares upon certain sales of all or substantially all of our assets or upon changes in control. The holders of these shares are entitled, on all matters submitted for a vote of the holders of shares of common stock, to an as-converted number of votes.

     The issuance of additional preferred stock may have the effect of delaying or preventing a change in control of Magnum Hunter without further stockholder action and may adversely affect the rights and powers, including voting rights, of the holders of our common stock. In certain circumstances, the issuance of preferred stock could depress the market price of our common stock. The board of directors effects a designation of each series of preferred stock by filing with the Nevada Secretary of State a certificate of designation defining the rights and preferences of such series. Documents so filed are matters of public record and may be examined in accordance with procedures of the Nevada Secretary of State, or copies may be obtained from Magnum Hunter.

WARRANTS

     Outstanding warrants covering an aggregate of 644,749 shares of our common stock were issued to our officers and directors with an exercise price of $6.75 per share and expiring year-end 2003. Additionally, we distributed on March 21, 2002, to our stockholders of record on January 10, 2002, warrants to purchase 7,228,457 shares of our common stock at an exercise price of $15.00 per share and expiring on March 21, 2005.

     Following our merger with Prize, the 11,811,073 warrants covered by this document remained outstanding. If all 11,811,073 warrants are exercised, we will issue up to a total of 4,218,241 shares of our common stock and pay a total amount of cash equal to $8.8 million. More specifically, for every seven warrants exercised, warrantholders will receive 2.5 shares of our common stock and $5.20. These warrants are exercisable at an aggregate exercise price of $28.00 for every seven warrants and expire November 1, 2002.

ANTI-TAKEOVER PROVISIONS

     Some provisions in our articles of incorporation and bylaws may encourage persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts.

     BLANK CHECK PREFERRED STOCK. Our articles of incorporation authorize blank check preferred stock. Our board of directors can set the voting, redemption, conversion and other rights relating to the preferred stock and can issue the stock in either a private or public transaction. The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of common stock and the likelihood that holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of our company.

     STOCKHOLDERS' RIGHTS PLAN. We have a stockholders' rights plan which was adopted in 1998. Under this plan, one right is attached to each outstanding share of common stock. The rights are exercisable only if a person or group of affiliated or associated persons acquires beneficial ownership of 15% or more of our outstanding common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 15% or more of our common stock, a so-called "acquiring person." Each right entitles the registered holder to purchase from us one one-hundredth of a share of 1998 Series A Junior Participating Preferred Stock at an exercise price of $35. The existence of the rights may, under some circumstances, render more difficult or discourage attempts to acquire us. In conjunction with the entering into the merger agreement with Prize, we amended our rights plan so that Natural Gas Partner V, L.P. would not be an acquiring person under this plan upon its acquisition of more than 15% of our common stock pursuant to the merger agreement.

INDEMNIFICATION

     The General Corporation Law of Nevada generally limits the liability of directors and officers for breach of fiduciary duty to those circumstances involving intentional misconduct, fraud or knowing violations of law. Therefore, a director or officer cannot be held liable for damages to Magnum Hunter or its stockholders for gross negligence or lack of due care in carrying out his or her fiduciary duties as a director or officer. Nevada law, with certain exceptions, permits indemnification if a director or officer acts in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation. A director or officer must be indemnified as to any matter in which he or she successfully defends himself or herself. Indemnification is prohibited as to any matter in which the director or officer is adjudged liable to the corporation. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of Magnum Hunter pursuant to the foregoing provisions or otherwise, Magnum Hunter has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed under the Securities Act and is, therefore, unenforceable.

                                 LEGAL MATTERS

     The validity and the issuance of the resale warrants and the shares of common stock offered hereby will be passed upon for us by Fulbright & Jaworski L.L.P., Dallas, Texas.

                                    EXPERTS

     The consolidated financial statements and the related financial statement schedules incorporated by reference from Magnum Hunter's Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated by reference herein and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Prize as of December 31, 2001 and for the year then ended incorporated by reference from Magnum Hunter's Current Report on Form 8-K dated July 2, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated by reference herein and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated balance sheets of Prize and its subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 2000 and for the period from inception (January 15, 1999) to December 31, 1999 and the statements of revenues and direct operating expenses for the producing properties acquired by Prize from Pioneer Natural Resources USA, Inc. for the year ended December 31, 1998 have been audited by Ernst & Young LLP, independent auditors, as stated in their reports which are incorporated by reference herein and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The estimated reserve evaluations and related calculations for Magnum Hunter of DeGolyer and MacNaughton, Ryder Scott Company, L.P., Cawley Gillespie & Associates, Inc., and Pollard, Gore & Harrison, each independent petroleum engineering consultants, included or incorporated by reference in this document have been included or incorporated by reference in reliance on the authority of said firms as experts in petroleum engineering.

     The estimates of Prize's historical proved oil and natural gas reserves were prepared by Prize as of December 31, 2000, 75% of the PV-10 value of which has been audited by Netherland, Sewell & Associates, Inc., independent petroleum engineering consultants.

                    IF YOU WOULD LIKE ADDITIONAL INFORMATION

     Federal securities law requires Magnum Hunter, and required Prize, to file information with the SEC concerning their respective business and operations. Accordingly, Magnum Hunter files, and Prize filed, annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document filed by Magnum Hunter and Prize at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. These SEC filings are also available to the public on the SEC's web site at: http://www.sec.gov. Copies of these reports, proxy statements and other information can also be inspected at the offices of the American Stock Exchange at 86 Trinity Place, New York, New York 10006 and the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

     Magnum Hunter has filed with the SEC a registration statement on Form S-3. This document is a part of the registration statement. As allowed by the SEC rules, this document does not contain all the information you can find in the registration statement or the exhibits to the registration statement. For further information with respect to Magnum Hunter, Prize, the warrants, our common stock and related matters, you should consult the registration statement and its exhibits. Statements contained in this document concerning the provisions of any documents are summaries of those documents, and we refer you to such documents filed with the SEC for additional information. The registration statement and any of its amendments, including exhibits filed as a part of the registration statement or an amendment to the registration statement, are available for inspection and copying as described above.

     The rules and regulations of the SEC permit the information Magnum Hunter files, and Prize filed, with the SEC to be "incorporated by reference." This means that Magnum Hunter can disclose important information to you by referring you to the other information Magnum Hunter and Prize have filed with the SEC. The information that has been incorporated by reference is considered to be part of this document. Information that Magnum Hunter files later with the SEC will automatically update and supersede this information.

     The documents listed below and any filings Magnum Hunter makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act following the date of this document, until the expiration of the warrants' term, are incorporated by reference:

     - Our Annual Report on Form 10-K for the fiscal year ended December 31,
       2001;

     - Our Quarterly Report on Form 10-Q for the period ended March 31, 2002, as amended by Form 10-Q/A filed with the SEC on July 3, 2002; and

     - Current Reports on Form 8-K filed with the SEC on April 22, 2002, April 30,2002 and July 2, 2002.

     We also incorporate by reference in this document, the following documents filed with the SEC by Prize:

     - Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

     - Quarterly Reports on Form 10-Q for the periods ended March 31, 2001, June 30, 2001 and September 30, 2001; and

     - Current Reports on Form 8-K filed with the SEC on December 27, 2001 and March 1, 2002.

     You can request a free copy of the above filings or any filings subsequently incorporated by reference into this document by writing or calling:

        Magnum Hunter Resources, Inc.
        600 East Las Colinas Boulevard, Suite 1100
        Irving, Texas 75039
        Attention: Michael P. McInerney, Vice President, Development & Investor Relations

     Telephone requests may be directed to (972) 401-0752.

     Magnum Hunter has not authorized anyone, including any salesman or broker, to give any information or make any representation that differs from or adds to the information in this document or in the documents that Magnum Hunter files, and Prize filed, publicly with the SEC. Therefore, you should not rely upon any information that differs from or is in addition to the information contained in this document or in the documents that Magnum Hunter files, and Prize filed, publicly with the SEC.

     As you read the above documents, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between any other document and this document, you should rely on the statements made in the most recent document.

     This document is not an offer to sell nor is it seeking an offer to buy these securities in any state where the offer or sale is not permitted. This document is not an offer to sell nor is it seeking an offer to buy securities other than the shares of common stock to be issued upon the exercise of the warrants. The information contained in this document is correct only as of the date of this document, regardless of the time of the delivery of this document or any sale of these securities.

     No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this document in any such jurisdiction. Persons who come into possession of this document in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this document applicable in the jurisdiction.

                        COMMONLY USED OIL AND GAS TERMS

     As used in this document:

     - "Mcf" means thousand cubic feet;

     - "MMcf" means million cubic feet;

     - "Bcf" means billion cubic feet;

     - "Bbl" means barrel;

     - "MBbls" means thousand barrels;

     - "MMBbls" means million barrels;

     - "BOE" means barrel of oil equivalent;

     - "MMBOE" means million barrels of oil equivalent;

     - "Btu" or "British Thermal Unit" means the quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit;

     - "MMBtu" means million British Thermal Units;

     - "Mcfe" means thousand cubic feet of natural gas equivalent;

     - "MMcfe" means million cubic feet of natural gas equivalent; and

     - "Bcfe" means billion cubic feet of natural gas equivalent. Natural gas equivalents and crude oil equivalents are determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids. All estimates of reserves, unless otherwise noted, are reported on a "net" basis. Information regarding production, acreage and numbers of wells is set forth on a gross basis, unless otherwise noted.

     - "Proved reserves" means the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

          (i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes

             (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and

             (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

          (ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

          (iii) Estimates of proved reserves do not include the following:

             (A) oil that may become available from known reservoirs but is classified separately as "indicated additional reserves";

             (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors;

             (C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and

             (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

     - "PV-10" means the pre-tax present value of estimated future net revenues computed by applying current prices of oil and gas reserves (with consideration of price changes only to the extent provided by contractual arrangements) to estimated future production of proved oil and gas reserves, less estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves computed using a discount factor of 10% and assuming continuation of existing economic conditions.

     - "Proved developed oil and gas reserves" means reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

     - "Proved undeveloped reserves" means reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

     - "Reserve Life" is an estimate of the productive life of a proved reservoir and for purposes of this document is calculated by dividing the proved reserves (on an Mcfe basis) at the end of the period by historical production volumes for the prior 12 months.

     - "Standardized Measure of Discounted Future Net Cash Flows" means PV-10 after income taxes.

                              [MAGNUM HUNTER LOGO]

                                 Warrant agent:

                    American Stock Transfer & Trust Company
                          59 Maiden Lane, Plaza Level
                               New York, NY 10038
                                 (718) 921-8200

        FOR MORE INFORMATION REGARDING               FOR GENERAL INFORMATION REGARDING
    THE WARRANTS AND COMMON STOCK CONTACT:                 MAGNUM HUNTER CONTACT:
    --------------------------------------           ---------------------------------
              Morgan F. Johnston                            Michael P. McInerney
Vice President, General Counsel and Secretary      Vice President, Development & Investor
    600 East Las Colinas Blvd., Suite 1100                       Relations
             Irving, Texas 75039                   600 East Las Colinas Blvd., Suite 1100
                (972) 401-0752                              Irving, Texas 75039
                                                               (972) 401-0752

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the expenses in connection with the Registration Statement, as amended. We will pay all expenses of the offering. All such expenses are estimates, other than the filing fees payable to the Securities and Exchange Commission, the American Stock Exchange and the New York Stock Exchange.

Securities and Exchange Commission filing fee...............  $  4,308
American Stock Exchange listing fee.........................    57,500
New York Stock Exchange listing fee.........................    10,050
Printing fees and expenses..................................    28,000
Legal fees and expenses.....................................    60,000
Blue sky fees and expenses..................................     1,000
Warrant agent fee...........................................     3,500
Miscellaneous...............................................     3,642
                                                              --------
          TOTAL:............................................  $168,000
                                                              ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The General Corporation Law of Nevada generally limits the liability of directors and officers for breach of fiduciary duty to those circumstances involving intentional misconduct, fraud or knowing violations of law. Therefore, a director or officer cannot be held liable for damages to Magnum Hunter or its stockholders for gross negligence or lack of due care in carrying out his or her fiduciary duties as a director or officer. Nevada law, with certain exceptions, permits indemnification if a director or officer acts in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation. A director or officer must be indemnified as to any matter in which he or she successfully defends himself or herself. Indemnification is prohibited as to any matter in which the director or officer is adjudged liable to the corporation.

     Magnum Hunter maintains in effect directors and officers liabilities insurance providing customary coverage for its directors and officers against losses resulting from wrongful acts committed by them in their capacities as directors and officers of Magnum Hunter.

ITEM 16.  EXHIBIT INDEX

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
 4.1+    Warrant Agreement by and between Midland Resources, Inc. and
         Stock Transfer Company of America, Inc., as warrant agent, dated November 1, 1990 (includes form of warrant
         certificate)
 4.2+    Warrant Agreement by and between Vista Energy Resources,
         Inc. and American Stock Transfer & Trust Company, as warrant agent, dated October 28, 1998 (includes form of warrant
         certificate)
 5.1*    Opinion of Fulbright & Jaworski L.L.P.
23.1*    Consent of Fulbright & Jaworski L.L.P. (included in Exhibit
         5.1)
23.2*    Consent of Deloitte & Touche LLP
23.3*    Consent of Deloitte & Touche LLP
23.4*    Consent of Ernst & Young LLP
23.5+    Consent of Ryder Scott Company, L.P.
23.6+    Consent of DeGolyer and MacNaughton

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
23.7+    Consent of Cawley Gillespie & Associates, Inc.
23.8+    Consent of Netherland, Sewell & Associates, Inc.
23.9+    Consent of Pollard, Gore & Harrison
24.1+    Powers of Attorney (included on signature page)
99.1+    Consent of Person About to Become a Director -- James R.
         Latimer III
99.2+    Consent of Person About to Become a Director -- Robert
         Kelley

---------------

* Filed herewith

+ Filed previously

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it is declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Irving, State of Texas, on July 26, 2002.

                                          MAGNUM HUNTER RESOURCES, INC.
                                          (Registrant)

                                          By:       /s/ GARY C. EVANS
                                            ------------------------------------
                                                       Gary C. Evans,
                                             Chairman of the Board, President,
                                            Chief Executive Officer and Director

     Pursuant to the requirements of the Securities Act, this Post-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                    SIGNATURE                                       TITLE                       DATE
                    ---------                                       -----                       ----

                /s/ GARY C. EVANS                     Chairman of the Board, President,     July 26, 2002
 ------------------------------------------------    Chief Executive Officer and Director
                  Gary C. Evans                         (Principal Executive Officer)

                  /s/ CHRIS TONG                          Senior Vice President and         July 26, 2002
 ------------------------------------------------          Chief Financial Officer
                    Chris Tong                          (Principal Financial Officer)

               /s/ DAVID S. KRUEGER                  Vice President and Chief Accounting    July 26, 2002
 ------------------------------------------------       Officer (Principal Accounting
                 David S. Krueger                                  Officer)

              /s/ GERALD W. BOLFING*                               Director                 July 26, 2002
 ------------------------------------------------
                Gerald W. Bolfing

                  /s/ JERRY BOX*                                   Director                 July 26, 2002
 ------------------------------------------------
                    Jerry Box

                /s/ ROBERT KELLEY                                  Director                 July 26, 2002
 ------------------------------------------------
                  Robert Kelley

             /s/ JAMES R. LATIMER III                              Director                 July 26, 2002
 ------------------------------------------------
               James R. Latimer III

               /s/ MATTHEW C. LUTZ*                                Director                 July 26, 2002
 ------------------------------------------------
                 Matthew C. Lutz

            /s/ JOHN H. TRESCOT, JR.*                              Director                 July 26, 2002
 ------------------------------------------------
               John H. Trescot, Jr.

                    SIGNATURE                                       TITLE                       DATE
                    ---------                                       -----                       ----


              /s/ JAMES E. UPFIELD*                                Director                 July 26, 2002
 ------------------------------------------------
                 James E. Upfield


 *By:               /s/ GARY C. EVANS
        -----------------------------------------
             Gary C. Evans, Attorney-in-Fact

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
 4.1+    Warrant Agreement by and between Midland Resources, Inc. and
         Stock Transfer Company of America, Inc., as warrant agent, dated November 1, 1990 (includes form of warrant
         certificate)
 4.2+    Warrant Agreement by and between Vista Energy Resources,
         Inc. and American Stock Transfer & Trust Company, as warrant agent, dated October 28, 1998 (includes form of warrant
         certificate)
 5.1*    Opinion of Fulbright & Jaworski L.L.P.
23.1*    Consent of Fulbright & Jaworski L.L.P. (included in Exhibit
         5.1)
23.2*    Consent of Deloitte & Touche LLP
23.3*    Consent of Deloitte & Touche LLP
23.4*    Consent of Ernst & Young LLP
23.5+    Consent of Ryder Scott Company, L.P.
23.6+    Consent of DeGolyer and MacNaughton
23.7+    Consent of Cawley Gillespie & Associates, Inc.
23.8+    Consent of Netherland, Sewell & Associates, Inc.
23.9+    Consent of Pollard, Gore & Harrison
24.1+    Powers of Attorney (included on signature page)
99.1+    Consent of Person About to Become a Director -- James R.
         Latimer III
99.2+    Consent of Person About to Become a Director -- Robert
         Kelley

---------------

* Filed herewith

+ Filed previously